April 3, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Komul Chaudhry and Benjamin Meeks
Telephone No. (202) 551-4746 and (202) 551-7146

Re:	Harley-Davidson Customer Funding Corp. Amendment No.1 to Form SF-3 Registration Statement (the “Registration Statement”); Filed February 28, 2025; File No. 333-285406

Ladies and Gentlemen:

On behalf of Harley-Davidson Customer Funding Corp. (the “Registrant”), and in response to the letter dated March 27, 2025, from the staff of the U.S. Securities and Exchange Commission to David Viney, we submit the following responses, together with Amendment No.1 to the Registration Statement referred to above.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3.

Registration Statement on Form SF-3

General

1.            Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Confirmed.

Cover Page

2.            We note your bracketed disclosure on page 9 that credit enhancement for certain classes of notes may include interest rate swaps and/or caps. However, the list of credit enhancements on the cover page of your prospectus does not include interest rate swaps or caps. Please revise the cover page of your prospectus to include all forms of credit enhancement contemplated pursuant to Item 1114 of Regulation AB.

We have revised the cover page of our form prospectus to include reference to the possibility of interest rate swaps or caps as credit enhancement. See cover page of the form prospectus.

Representations, Repurchase and Asset Representations Review—Obligations to Repurchase Contracts, page 75

3.             We note that Harley-Davidson Credit Corp. (“HDCC”) has an obligation to repurchase receivables for breach of a representation or warranty. Please revise your form of prospectus to include bracketed disclosure indicating that you will provide information regarding HDCC’s financial condition if there is a material risk that HDCC’s ability to comply with the repurchase provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

We have revised our form prospectus to reflect that disclosure as to the financial condition of the sponsor will be included in accordance with Item 1104(f) of Regulation AB if there is a material risk that such financial condition could negatively and materially impact the performance of the pool of contracts or the performance of the notes. See page 75 of the form prospectus.

Description of the Notes and the Indenture

The Indenture—Events of Default; Rights Upon Event of Default, page 93

4.            We note your disclosure on page 94 about the limitation on the rights of noteholders to institute proceedings with respect to the indenture, including the numerous conditions required, such as offering to indemnify the indenture trustee. Please clarify if noteholders have the same limitations if they were to institute proceedings against the indenture trustee for not meeting its responsibilities set forth in the Indenture.

We have revised our form prospectus to clarify that the limitations on noteholder rights to institute proceedings relate solely to remedies described in the prospectus, and thus, by implication, do not restrict any noteholder from instituting proceedings relating to other matters such as non-performance by the indenture trustee of its obligations under the Indenture. See page 94 of the form prospectus.

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at FisherBroyles, LLP, Nicholas J. Faleris, at (516) 849-7554.

Sincerely,

/s/ David Viney
David Viney Vice President and Treasurer

cc:	William S. Jue, Harley-Davidson Credit Corp.
Nicholas J. Faleris, FisherBroyles, LLP

2